Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions

	For the three-month period				For the nine-month period
	ended September 30,				ended September 30,
(all dollar amounts in thousands)	2006		2005		2006		2005

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(4,112)		$(15,047)		$(4,953)		$(35,805)
Amortization of interest capitalized	600		600		1,800		1,800
Interest capitalized	(4,714)		(3,315)		(11,404)		(7,138)
Distributed income of equity investees	2,553		1,017		7,345		3,075
Fixed charges	39,894		42,175		116,908		113,156

Total earnings	$34,221		$25,430		$109,696		$75,088

Fixed Charges:
Interest expense	$31,937		$35,444		$95,685		$96,343
Capitalized interest	4,714		3,315		11,404		7,138
Debt costs amortization	1,430		1,603		4,381		4,237
Distributions to Series B preferred unitholders	1,813		1,813		5,438		5,438

Total Fixed Charges	$39,894		$42,175		$116,908		$113,156

Distributions to Series A, Series C, Series D and Series E preferred shareholders	$4,551		$6,232		$16,354		$16,159

Combined Fixed Charges and Preferred Share Distributions	$44,445		$48,407		$133,262		$129,315

Ratio of Earnings to Fixed Charges	(a	)	(a	)	(a	)	(a	)

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b	)	(b	)	(b	)	(b	)

a)	For the three months ended September 30, 2006 and 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $5.7 million and $16.7 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the nine months ended September 30, 2006 and 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $7.2 million and $38.1 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2006, is primarily due to the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2005, is primarily due to the classification of operations for assets held for sale and sold as discontinued operations and amortization of intangible assets acquired in the Cornerstone merger.

b)	For the three months ended September 30, 2006 and 2005, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $10.2 million and $23.0 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the nine months ended September 30, 2006 and 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $23.6 million and $54.2 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2006, is primarily due to the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2005, is primarily due to the classification of operations for assets held for sale and sold as discontinued operations and amortization of intangible assets acquired in the Cornerstone merger.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.